SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LYRA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

55234L105

(CUSIP Number)

Edward T. Anderson

Managing Member

North Bridge Venture Partners

60 William St. #350

Wellesley, MA 02481

(781) 290-0004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS NBVM GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,083,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,083,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,083,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

1,855,443 of such shares are held by NBVP V-A (as defined in Item 2(a) below), 909,424 of such shares are held by NBVP V-B (as defined in Item 2(a) below) and 1,318,133 of such shares are held by NBVP VI (as defined in item 2(a) below). NBVM V (as defined in Item 2(a) below) is the sole general partner of NBVP V-A and NBVP V-B and may be deemed to have voting, investment and dispositive power with respect to the shares held by NBVP V-A and NBVP V-B. NBVM VI (as defined in item 2(a) below) is the sole general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to the shares held by NBVP VI. NBVM GP is the sole general partner of each of NBVM V and NBVM VI and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of NBVP V-A, NBVP V-B and NBVP VI. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by NBVP V-A, NBVP V-B and NBVP VI.

(2)

Based on (i) 13,009,896 shares of Common Stock outstanding as of March 1, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2022 (the “Form 10-K”) and (ii) 18,815,159 shares of Common Stock issued by the Issuer in the PIPE Offering (as defined in Item 3 below).

1	NAMES OF REPORTING PERSONS North Bridge Venture Partners V-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,855,443 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,855,443 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,855,443 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held by NBVP V-A. NBVM V is the sole general partner of NBVP V-A and may be deemed to have voting, investment and dispositive power with respect to these shares. NBVM GP is the sole general partner of NBVM V and may be deemed to have voting, investment and dispositive power with respect to these shares. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these shares.

(2)

Based on (i) 13,009,896 shares of Common Stock outstanding as of March 1, 2022, as reported in the Issuer’s Form 10-K and (ii) 18,815,159 shares of Common Stock issued by the Issuer in the PIPE Offering.

1	NAMES OF REPORTING PERSONS North Bridge Venture Partners V-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,424 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,424 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,424 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held by NBVP V-B. NBVM V is the sole general partner of NBVP V-B and may be deemed to have voting, investment and dispositive power with respect to these shares. NBVM GP is the sole general partner of NBVM V and may be deemed to have voting, investment and dispositive power with respect to these shares. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these shares.

(2)

Based on (i) 13,009,896 shares of Common Stock outstanding as of March 1, 2022, as reported in the Issuer’s Form 10-K and (ii) 18,815,159 shares of Common Stock issued by the Issuer in the PIPE Offering.

1	NAMES OF REPORTING PERSONS North Bridge Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,318,133 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,318,133 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,318,133 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held by NBVP VI. NBVM VI is the sole general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to these shares. NBVM GP is the sole general partner of NBVM VI and may be deemed to have voting, investment and dispositive power with respect to these shares. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these shares.

(2)

Based on (i) 13,009,896 shares of Common Stock outstanding as of March 1, 2022, as reported in the Issuer’s Form 10-K and (ii) 18,815,159 shares of Common Stock issued by the Issuer in the PIPE Offering.

1	NAMES OF REPORTING PERSONS North Bridge Venture Management V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,764,867 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,764,867 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,764,867(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

1,855,443 of such shares are held by NBVP V-A and 909,424 of such shares are held by NBVP V-B. NBVM V is the sole general partner of NBVP V-A and NBVP V-B and may be deemed to have voting, investment and dispositive power with respect to the shares held by NBVP V-A and NBVP V-B. NBVM GP is the sole general partner of NBVM V and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of NBVP V-A and NBVP V-B. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by NBVP V-A and NBVP V-B.

(2)

Based on (i) 13,009,896 shares of Common Stock outstanding as of March 1, 2022, as reported in the Issuer’s Form 10-K and (ii) 18,815,159 shares of Common Stock issued by the Issuer in the PIPE Offering.

1	NAMES OF REPORTING PERSONS North Bridge Venture Management VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,318,133 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,318,133 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,318,133 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held by NBVP VI. NBVM VI is the sole general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to these shares. NBVM GP is the sole general partner of NBVM VI and may be deemed to have voting, investment and dispositive power with respect to these shares. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these shares.

(2)

Based on (i) 13,009,896 shares of Common Stock outstanding as of March 1, 2022, as reported in the Issuer’s Form 10-K and (ii) 18,815,159 shares of Common Stock issued by the Issuer in the PIPE Offering.

1	NAMES OF REPORTING PERSONS Richard A. D’Amore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,083,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,083,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,083,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

1,855,443 of such shares are held by NBVP V-A, 909,424 of such shares are held by NBVP V-B and 1,318,133 of such shares are held by NBVP VI. NBVM V is the sole general partner of NBVP V-A and NBVP V-B and may be deemed to have voting, investment and dispositive power with respect to the shares held by NBVP V-A and NBVP V-B. NBVM VI is the sole general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to the shares held by NBVP VI. NBVM GP is the sole general partner of each of NBVM V and NBVM VI and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of NBVP V-A, NBVP V-B and NBVP VI. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by NBVP V-A, NBVP V-B and NBVP VI.

(2)

Based on (i) 13,009,896 shares of Common Stock outstanding as of March 1, 2022, as reported in the Issuer’s Form 10-K and (ii) 18,815,159 shares of Common Stock issued by the Issuer in the PIPE Offering.

1	NAMES OF REPORTING PERSONS Edward T. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 135,802 (1)
	8	SHARED VOTING POWER 4,083,000 (2)
	9	SOLE DISPOSITIVE POWER 135,802 (1)
	10	SHARED DISPOSITIVE POWER 4,083,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,218,802 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.2% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

118,483 of such shares of are held by Edward T. Anderson directly and 17,319 of such shares are fully vested stock options owned directly by Edward T. Anderson that are or will be immediately exercisable within 60 days of April 12, 2022. Such stock options were issued to Edward T. Anderson in his capacity as a member of the Issuer’s board of directors.

(2)

1,855,443 of such shares are held by NBVP V-A, 909,424 of such shares are held by NBVP V-B, 1,318,133 of such shares are held by NBVP VI and 118,483 held by Edward T. Anderson. NBVM V is the sole general partner of NBVP V-A and NBVP V-B and may be deemed to have voting, investment and dispositive power with respect to the shares held by NBVP V-A and NBVP V-B. NBVM VI is the sole general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to the shares held by NBVP VI. NBVM GP is the sole general partner of each of NBVM V and NBVM VI and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of NBVP V-A, NBVP V-B and NBVP VI. Richard A. D’Amore and Edward T. Anderson, a member of the Issuer’s board of directors, are the managing members of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by NBVP V-A, NBVP V-B and NBVP VI.

(3)

Based on (i) 13,009,896 shares of Common Stock outstanding as of March 1, 2022, as reported in the Issuer’s Form 10-K, (ii) 18,815,159 shares of Common Stock issued by the Issuer in the PIPE Offering and (iii) 17,319 shares underlying fully vested stock options held by Edward T. Anderson that are exercisable within 60 days of April 12, 2022.

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Commission on May 15, 2020 (the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following language:

On April 7, 2022, the Reporting Persons entered into a securities purchase agreement, which is filed as Exhibit 5 to this Statement (“Securities Purchase Agreement”) with the Issuer, pursuant to which the Reporting Persons agreed to purchase an aggregate of 2,488,150 shares of Common Stock at a price of $4.22 per share (the “PIPE Offering”). The PIPE Offering closed on April 12, 2022.

In the PIPE Offering, NBVP V-A purchased 1,076,851 shares of the Issuer’s Common Stock for an aggregate purchase price of $4,544,315, NBVP V-B purchased 527,806 shares of the Issuer’s Common Stock for an aggregate purchase price of $2,227,341, NBVP VI purchased 765,010 shares of the Issuer’s Common Stock for an aggregate purchase price of $3,228,342 and Anderson purchased 118,483 shares of the Issuer’s Common Stock for an aggregate purchase price of $499,998.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following language:

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of shares of the Issuer’s Common Stock, NBVP V-A, NBVP V-B and NBVP VI and certain of the Issuer’s other investors entered into that certain Ninth Amended and Restated Investors’ Rights Agreement, dated April 7, 2022, with the Issuer (the “Rights Agreement”). After the closing of the PIPE Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Current Report on Form 8-K filed with the Commission on April 13, 2022, and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 6 to this Statement and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended to add the following language:

Exhibit 5:	Securities Purchase Agreement, dated April 7, 2022 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 13, 2022 and incorporated herein by reference).

Exhibit 6:	Ninth Amended and Restated Investor Rights Agreement (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K as filed with the Commission on April 13, 2022 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2022

NORTH BRIDGE VENTURE PARTNERS V-A, L.P.

By:	North Bridge Venture Management V, L.P.
By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Edward T. Anderson, Managing Member

NORTH BRIDGE VENTURE PARTNERS V-B, L.P.

By:	North Bridge Venture Management V, L.P.
By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Edward T. Anderson, Managing Member

NORTH BRIDGE VENTURE PARTNERS VI, L.P.

By:	North Bridge Venture Management VI, L.P.
By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Edward T. Anderson, Managing Member

NORTH BRIDGE VENTURE MANAGEMENT V, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Edward T. Anderson, Managing Member

NORTH BRIDGE VENTURE MANAGEMENT VI, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Edward T. Anderson, Managing Member

NBVM GP, LLC

By:	/s/ Edward T. Anderson
Edward T. Anderson, Managing Member

RICHARD A. D’AMORE

By:	/s/ Richard A. D’Amore
Richard A. D’Amore

EDWARD T. ANDERSON

By:	/s/ Edward T. Anderson
Edward T. Anderson